FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2005

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

News Release

November 18, 2005

TSX.V: IXS,

OTCBB: IXSBF

InNexus Appoints Head of Research

Vancouver, B.C.: InNexus Biotechnology, Inc. is pleased to announce the appointment of Dr. Heinz Kohler to Vice- President of Research.  He will assume this role immediately and is the original inventor of SuperAntibody™ Technology.  Dr. Kohler has been the Company’s Acting Head of Research and Development.

Dr. Kohler was instrumental in the start-up phase of one of the most successful biotech companies, IDEC Pharmaceuticals, as the Director of Research and holds both an MD and Ph.D. degree.  He is world renowned in the development of monoclonal antibodies and has authored and contributed to over 200 peer-reviewed publications and is listed as Inventor on numerous inventions and patents.

Dr. Kohler has previously held the roles of Professor at the University of Chicago, the University of SUNY at Buffalo, the University of California San Diego and Director of Molecular Immunology at the Roswell Park Cancer Center.  He also helped to found Immpheron Inc. of Lexington, Kentucky, which currently manages InNexus’ Coldstream Research Laboratory.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in British Columbia, Canada and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus please visit  www.innexusbiotech.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“Alton Charles Morgan”

Dr. A. Charles Morgan
President

To contact us:

Telephone:  (877) 990-8382
Fax:  (425) 696-0068
Email:  business@innexusbiotech.com

Investor Relations:
Telephone:  (866) 990-8382
Email:  investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.